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                                                     EXHIBIT 16.1





December 17, 2003


Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C. 20549


Dear Sirs/Madams:

We have read Item 4 of Rand Capital Corporation's Form 8-K dated December 11, 2003, and have the following comments:

1. We agree with the statements made in the first, second, fourth, fifth, and eighth paragraphs, and, insofar as the statements relate to Deloitte & Touche LLP, with the statements in the third and seventh paragraphs.

2. We have no basis on which to agree or disagree with the statements made in the third and seventh paragraphs (insofar as they relate to Freed Maxick & Battaglia, PC), and no basis on which to agree or disagree with the statements in the sixth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP
Buffalo, New York